UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Amplitude, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

03213A104

(CUSIP Number)

December 31, 2022

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 03213A104	SCHEDULE 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 861,110
	6	SHARED VOTING POWER 4,977,818 (1)(2)
	7	SOLE DISPOSITIVE POWER 861,110
	8	SHARED DISPOSITIVE POWER 4,977,818 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,928 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (3)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of 4,977,818 shares of the Issuer’s Class B Common Stock, $0.00001 par value per share (the “Class B Common Stock”), held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore (“GoS”) and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

(2)

Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of the Issuer’s Class A Common Stock, $0.00001 par value per share (the “Class A Common Stock”).

CUSIP No. 03213A104	SCHEDULE 13G	Page 3 of 11 Pages

(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 68,696,343 shares of Class A Common Stock outstanding as of October 27, 2022 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022, and (ii) 4,977,818 shares of Class B Common Stock beneficially owned by the Reporting Person. The 4,977,818 shares of Class B Common Stock beneficially owned by the Reporting Person are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03213A104	SCHEDULE 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,977,818(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,977,818(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,818(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (3)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of 4,977,818 shares of Class B Common Stock held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

(2)	Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 03213A104	SCHEDULE 13G	Page 5 of 11 Pages

(3)

Based on the quotient obtained by dividing (a) the 4,977,818 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 68,696,343 shares of Class A Common Stock outstanding as of October 27, 2022 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022, and (ii) 4,977,818 shares of Class B Common Stock beneficially owned by the Reporting Person. The 4,977,818 shares of Class B Common Stock beneficially owned by the Reporting Person are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03213A104	SCHEDULE 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Jasmine Ventures Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,977,818(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,977,818(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,818(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (3)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of 4,977,818 shares of Class B Common Stock held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

(2)	Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 03213A104	SCHEDULE 13G	Page 7 of 11 Pages

(3)

Based on the quotient obtained by dividing (a) the 4,977,818 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 68,696,343 shares of Class A Common Stock outstanding as of October 27, 2022 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022, and (ii) 4,977,818 shares of Class B Common Stock beneficially owned by the Reporting Person. The 4,977,818 shares of Class B Common Stock beneficially owned by the Reporting Person are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03213A104	SCHEDULE 13G	Page 8 of 11 Pages

Item 1(a) Name of Issuer

Amplitude, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

201 Third Street, Suite 200

San Francisco, CA 94103

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Special Investments Private Limited

Jasmine Ventures Pte. Ltd.

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Jasmine Ventures Pte. Ltd. – Republic of Singapore

Item 2(d) Title of Class of Securities

Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”)

Item 2(e) CUSIP Number

03213A104

Item 3 If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited (“GIC PL”) is incorporated by reference from items (5) through (9) and (11) of the cover page, and the associated footnotes.

Jasmine Ventures Pte. Ltd. (“Jasmine”) shares the power to vote and the power to dispose of 4,977,818 shares of Class B Common Stock, $0.00001 par value per share, with GIC Special Investments Pte. Ltd. (“GIC SI”) and GIC PL, both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore (“GoS”) and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

GIC PL is a fund manager and only has two clients – the GoS and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC PL has the sole power to vote and power to dispose of the 861,110 shares of Class A Common Stock beneficially owned by it.

CUSIP No. 03213A104	SCHEDULE 13G	Page 9 of 11 Pages

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

Not applicable.

CUSIP No. 03213A104	SCHEDULE 13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the date below.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President

Date:	February 11, 2023

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

Date:	February 13, 2023

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

Date:	February 11, 2023

JASMINE VENTURES PTE. LTD.

By:	/s/ Ankur Meattle
Name:	Ankur Meattle
Title:	Director

Date: February 12, 2023

CUSIP No. 03213A104	SCHEDULE 13G	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2022)